United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

Commission file number 1-7784

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

CENTURYTEL, INC.
UNION RETIREMENT SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CENTURYTEL, INC.
100 CENTURYTEL DRIVE
MONROE, LA 71203

Report of Independent Registered Public Accounting Firm

The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of net assets available for benefits of CenturyTel, Inc. Union Retirement Savings Plan and Trust as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CenturyTel, Inc. Union Retirement Savings Plan and Trust as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

/s/ KPMG LLP

Shreveport, Louisiana
June 16, 2006

CENTURYTEL, INC.
UNION RETIREMENT SAVINGS PLAN AND TRUST
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

PLAN ASSETS
Investments, at fair value	$10,639,446	10,458,453
Cash	32	-
Contributions receivable - employer	-	33,027

NET ASSETS AVAILABLE FOR BENEFITS	$10,639,478	10,491,480

See accompanying notes to financial statements.

CENTURYTEL, INC.
UNION RETIREMENT SAVINGS PLAN AND TRUST
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2005

Additions to net assets:
Investment income:
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$144,641
Common stocks	(201,003)
Dividend and other income	217,634
Interest income	26,873
Net investment income	188,145

Contributions:
Participants	424,820
Employer	180,874
Total contributions	605,694
Total investment income and contributions	793,839

Deductions from net assets:
Participant withdrawals	645,841

Net increase	147,998

Net assets available for benefits:

Beginning of year	10,491,480

End of year	$10,639,478

See accompanying notes to financial statements.

CENTURYTEL, INC.
UNION RETIREMENT SAVINGS PLAN AND TRUST
Notes to Financial Statements
December 31, 2005 and 2004

(1)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

Basis of Presentation

The CenturyTel, Inc. Union Retirement Savings Plan and Trust (the Plan) was established on April 1, 1992. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits as of December 31, 2005 and 2004 and changes in net assets available for benefits for the year ended December 31, 2005. The Plan has made estimates in preparing the accompanying financial statements in accordance with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

Participation

Participation in the Plan is available to each employee whose compensation and conditions of employment are covered by a collective bargaining agreement between the Communications Workers of America, Local 4370 and CenturyTel of Ohio, Inc. The Plan sponsor is CenturyTel, Inc. (the Company), the parent company of CenturyTel of Ohio, Inc.

In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, which is executed either on-line or by telephone, an employee agrees to a deferral of between one percent and twenty-five percent of his base pay; however, the total amount contributed to the Plan cannot exceed $14,000 for 2005 (as adjusted from year to year in accordance with Federal Law). The percentage of compensation a participant elects to defer applies to the participant’s base pay not in excess of $210,000 for 2005 (as adjusted in accordance with Federal Law) excluding severance pay, disability pay, reimbursements or other expense allowances, fringe benefits, moving expenses, deferred compensation, and welfare benefits. The amount of compensation deferred by each participant is credited to an account (Elective Deferral Account) maintained for each participant by the Trustee.

Participants age 50 years or older are allowed to make an additional contribution to the Plan each year in excess of the otherwise prescribed limits. The amount of the allowable additional contribution for a participant in 2005 was $4,000; this amount will increase by $1,000 to a maximum of $5,000 in 2006 (which will thereafter be adjusted annually).

An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" contribution described in Section 402(c) or 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Rollover/Transfer Account).

As of the end of each payroll period, the Company contributes to an account (Employer Match Account) for each participant a contribution equal to 55% of each such participant's contribution during such payroll period; however, this matching contribution applies only to the first 6% of such participant's base compensation contributed to the Plan by the employee. The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to participants’ accounts (Additional Match Account). During 2005, the Company contributed $180,874 to the Plan, all of which related to contributions made to the Employer Match Account.

The interest of a participant in his Elective Deferral Account and his Rollover/Transfer Account is fully vested and non-forfeitable at all times. The interest of a participant in his Employer Match Account and the Additional Match Account become fully vested after three years of service. A participant with less than three years of service has no vested interest in these accounts.

Reports to Participants

Participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

Forfeitures

A participant's non-vested account balances shall be forfeited as of the date upon which the participant's employment has terminated with the Company. Forfeiture amounts may be utilized first to satisfy any restorations for the year. Then any remaining forfeitures shall be utilized to reduce Company contributions.

Distributions

If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's vested interest in the Plan may be distributed to him or to his beneficiary in a lump sum or in periodic installments. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

Withdrawals

Prior to September 1, 2000, participants were allowed to make voluntary after-tax contributions to the Plan. A participant who is an employee may make withdrawals from his after-tax investment account and may withdraw the entire balance.

A participant who is an employee and over age 59 1/2 may make withdrawals from his vested investment accounts prior to normal distribution requirements being met. A participant may make withdrawals from his Rollover/Transfer Account at any time. In addition, a hardship withdrawal may be made from an Elective Deferral Account, the vested interest in an Employer Match Account, or the vested interest in an Additional Match Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, the prevention of eviction or foreclosure from the participant's principal residence, or for the purchase of the participant’s principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan administrator.

Loans to Participants

The Plan has a provision whereby a participant can borrow from his Elective Deferral Account or Rollover/Transfer Account. The maximum loan is $50,000 reduced by the excess, if any, of the highest outstanding loan balance during the previous year over the outstanding balance on the date of the new loan or 50% of the vested account balance. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal on the last day of the previous quarter plus 1%. The loan repayment period may not exceed five years except for loans for the purchase of the participant's principal residence which may be for any period not to exceed fifteen years.

Trustee

The Trustee of the Plan, as of December 31, 2005, was T. Rowe Price Trust Company (T. Rowe Price). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

Administration

The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

Investment Valuation and Income Recognition

Investments in CenturyTel, Inc. Common Stock (CenturyTel Common Stock) are valued at the closing market price on December 31, 2005 and 2004, respectively. Other investments in the funds, which consist primarily of shares of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Purchases and sales of securities are recorded on a trade date basis. Loans to participants are valued at principal amount outstanding which approximates market value. Interest income is recorded on the accrual basis.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to change, suspend or terminate the Plan at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. However, the Company is required to comply with all relevant provisions of the applicable labor agreement.

(2)	DESCRIPTION OF THE FUNDS

The following is a description of each of the funds which had outstanding balances and were available to Plan participants as of December 31, 2005:

(a)	CenturyTel Common Stock Fund - consists of shares of CenturyTel Common Stock ($2,730,430 and $3,151,394 at December 31, 2005 and 2004, respectively).

(b)	Loan Fund - represents loans to participants from the participants' investment accounts ($460,261 and $474,938 at December 31, 2005 and 2004, respectively).

(c)	American Funds Amcap, R4 - consists primarily of investments in U.S. common stocks ($92,776 and $81,912 at December 31, 2005 and 2004, respectively).

(d)	Fidelity Diversified International Fund - consists primarily of investments in foreign common stocks ($198,679 and $106,500 at December 31, 2005 and 2004, respectively).

(e)	Oakmark Equity and Income Fund, Class I - consists primarily of investments in U.S. equity and debt securities ($58,868 and $52,114 at December 31, 2005 and 2004, respectively).

(f)
Morgan Stanley Institutional Fund Small Company Growth Portfolio B - consists primarily of investments in common stocks of small companies ($152,535 and $115,873 at December 31, 2005 and 2004, respectively).

(g)	PIMCO Total Return Fund - consists primarily of investments in debt securities ($1,069,737 and $1,005,909 at December 31, 2005 and 2004, respectively).

(h)	PIMCO Low Duration III Institutional Fund - consists primarily of investments in debt securities with an average duration between one and three years ($14,661 at December 31, 2005).

(i)
Allianz NFJ Small Cap Value Institutional Fund - (formerly PIMCO NFJ Small Cap Value Institutional Fund) consists primarily of investments in common stocks of companies with market capitalizations between $100 million and $1.8 billion that have below average P/E ratios relative to their industries and U.S. depositary receipts ($98,636 and $32,327 at December 31, 2005 and 2004, respectively).

(j)
T. Rowe Price Retirement Income Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) in the near future ($13,439 and $18,515 at December 31, 2005 and 2004, respectively).

(k)
T. Rowe Price Retirement 2010 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 ($338,425 and $205,721 at December 31, 2005 and 2004, respectively).

(l)
T. Rowe Price Retirement 2020 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 ($29,579 and $22,768 at December 31, 2005 and 2004, respectively).

(m)
T. Rowe Price Retirement 2030 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 ($10,158 and $8,386 at December 31, 2005 and 2004, respectively).

(n)
T. Rowe Price Retirement 2040 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2040 ($2,536 and $3,279 at December 31, 2005 and 2004, respectively).

(o)	T. Rowe Price Equity Income Fund - consists primarily of investments in U. S. and foreign common stocks ($168,931 and $150,923 at December 31, 2005 and 2004, respectively).

(p)
T. Rowe Price Equity Index 500 Fund - consists of investments in the same stocks and in substantially the same percentages as the S & P 500 Index ($3,967,625 and $3,793,593 at December 31, 2005 and 2004, respectively).

(q)
T. Rowe Price Mid-Cap Growth Fund - consists primarily of investments in common stocks of companies whose market capitalization falls within the range of companies in the S&P MidCap 400 Index ($216,350 and $107,370 at December 31, 2005 and 2004, respectively).

(r)	T. Rowe Price Summit Cash Reserves Fund - consists primarily of investments in various money market instruments ($1,015,820 and $1,126,931 at December 31, 2005 and 2004, respectively).

Investments in CenturyTel Common Stock Fund, PIMCO Total Return Fund, T. Rowe Price Equity Index 500 Fund, and T. Rowe Price Summit Cash Reserves Fund were each greater than 5% of assets available for benefits at December 31, 2005.

A participant may instruct that all contributions to his accounts be allocated among the various funds. A participant may change his investment allocation instructions and contribution percentage at any time.

(3)	INCOME TAXES

The Plan and related trust are designed to meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was received in October 2003 related to the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(4)	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Capital Research and Management Company (Capital), Fidelity Investments (Fidelity), Harris Associates (Harris), Morgan Stanley Investment Management Inc. (Morgan Stanley), Allianz Global Investors of America (Allianz), Pacific Investment Management Company (PIMCO) or T. Rowe Price. T. Rowe Price is the Trustee as defined by the Plan. Therefore, Capital, Fidelity, Harris, Morgan Stanley, Allianz, PIMCO, and T. Rowe Price qualify as parties-in-interest. Fees paid by the Company to T. Rowe Price for trustee, record keeping and other services amounted to $14,442 for the year ended December 31, 2005.

(5)	CONCENTRATION OF INVESTMENTS

As of December 31, 2005 and 2004, 25.7% and 30.0%, respectively, of the assets available for benefits were invested in CenturyTel Common Stock. Substantially all of the remaining assets available for benefits were invested in mutual funds managed by Capital, Fidelity, Harris, Morgan Stanley, Allianz, PIMCO, or T. Rowe Price.

CENTURYTEL, INC.
UNION RETIREMENT SAVINGS PLAN AND TRUST

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower,			Current
lessor or similar party	Description of Investment		Value

Investment in CenturyTel Common Stock	82,341	shares at $33.16 per share	$2,730,430	(Note 1)

Loan Fund (interest rates ranged from 5.0% to 11.75%)	-		460,261

Investment in Mutual Funds for Qualified Employee Benefit Plans:
Managed by Capital Research and Management Company:
American Funds Amcap, R4	4,870	shares at $19.05 per share	92,776
Managed by Fidelity Investments:
Fidelity Diversified International	6,106	shares at $32.54 per share	198,679
Managed by Harris Associates:
Oakmark Equity and Income Fund, Class I	2,357	shares at $24.98 per share	58,868
Managed by Morgan Stanley:
Institutional Small Company Growth Portfolio B	12,391	shares at $12.31 per share	152,535
Managed by Allianz Global Investors of America:
Allianz NFJ Small Cap Value Institutional	3,318	shares at $29.73 per share	98,636
Managed by PIMCO:
PIMCO Total Return Fund	101,880	shares at $10.50 per share	1,069,737	(Note 1)
PIMCO Low Duration Fund	1,490	shares at $9.84 per share	14,661
Managed by T. Rowe Price:
Retirement Income Fund	1,079	shares at $12.46 per share	13,439
Retirement 2010 Fund	23,228	shares at $14.57 per share	338,425
Retirement 2020 Fund	1,892	shares at $15.63 per share	29,579
Retirement 2030 Fund	616	shares at $16.49 per share	10,158
Retirement 2040 Fund	153	shares at $16.57 per share	2,536
Equity Income Fund	6,517	shares at $25.92 per share	168,931
Equity Index 500 Fund	118,260	shares at $33.55 per share	3,967,625	(Note 1)
Mid-Cap Growth Fund	3,996	shares at $54.14 per share	216,350
Summit Cash Reserves Fund	1,015,820	shares at $1.00 per share	1,015,820	(Note 1)
			$10,639,446

Capital, Fidelity, Harris, Morgan Stanley, Allianz, PIMCO and T. Rowe Price are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes:	(1)	These investments are greater than 5% of assets available for benefits.

	(2)	Information on cost of investments is excluded as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CenturyTel, Inc.
Union Retirement Savings Plan and Trust

June 28, 2006	/s/ R. Stewart Ewing, Jr.
R. Stewart Ewing, Jr.
Retirement Committee Member and
Executive Officer of Issuer of Plan Securities

CENTURYTEL, INC.
UNION RETIREMENT SAVINGS PLAN AND TRUST

Index to Exhibits

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm